Wednesday, 20 August 2014

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 34,588,265 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2013/14 final dividend, National Grid’s registered capital consists of 3,888,927,949 ordinary shares, of which 116,901,807 shares are held as treasury shares; leaving a balance of 3,772,026,142 shares with voting rights.

The figure 3,772,026,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FCA’s Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant
0207 004 3209